                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                            ACRES GAMING INCORPORATED
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                                (Name of Issuer)

                Shares of Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    004936100
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                                 (CUSIP Number)

                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)



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CUSIP No. 004936100                   13G
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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Reid S. Walker
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

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      3        SEC USE ONLY


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      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
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       NUMBER OF                5        SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        342,200
       OWNED BY            -----------------------------------------------------
         EACH                   6        SHARED VOTING POWER
      REPORTING
     PERSON WITH                         348,500
                           -----------------------------------------------------
                                7        SOLE DISPOSITIVE POWER

                                         342,200
                           -----------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         348,500
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      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               690,700
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     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*
                                                                             [ ]
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     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.2%
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     12        TYPE OF REPORTING PERSON*

               HC
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         *SEE INSTRUCTIONS BEFORE FILLING OUT



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CUSIP No. 004936100                   13G
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      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               G. Stacy Smith
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]

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      3        SEC USE ONLY


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      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
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       NUMBER OF                5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                       342,200
        OWNED BY           -----------------------------------------------------
          EACH                  6        SHARED VOTING POWER
       REPORTING
      PERSON WITH                        348,500
                           -----------------------------------------------------
                                7        SOLE DISPOSITIVE POWER

                                         342,200
                           -----------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         348,500
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               690,700
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.2%
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               HC
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT



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                                  SCHEDULE 13G

         This Schedule 13G (the "Schedule 13G") is being filed on behalf of Mr. Reid S. Walker and Mr. G. Stacy Smith, principals of WS Capital, L.L.C. ("WS Capital") and WSV Management, L.L.C. ("WSV"), each a Texas limited liability company, relating to shares of common stock of Acres Gaming Incorporated (the "Issuer").

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by (1) WS Capital for the account of (i) Walker Smith Capital Master Fund ("WSC Master Fund"), a Texas general partnership composed of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., each a Texas limited partnership, and (ii) Walker Smith International Fund, Ltd. ("Walker Smith International"), a British Virgin Islands exempted company, and (2) WSV for the account of (i) WS Opportunity Master Fund ("Opportunity Master Fund"), a Texas general partnership composed of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., each a Texas limited partnership, and (ii) WS Opportunity Fund International, Ltd. ("Opportunity International"), a Cayman Islands exempted company. WS Capital Management, L.P. ("WS Capital Management") is (i) the general partner of Walker Smith Capital, L.P. and Walker Smith Capital (QP), L.P., (ii) agent and attorney-in-fact for WSC Master Fund, and (iii) the investment manager of Walker Smith International. WS Capital is the general partner of WS Capital Management. WS Ventures Management, L.P. ("WSVM") is (i) the general partner of WS Opportunity Fund, L.P. and WS Opportunity Fund (QP), L.P., (ii) agent and attorney-in-fact for Opportunity Master Fund, and (iii) the investment manager of Opportunity International. WSV is the general partner of WSVM.

ITEM 1(a)         NAME OF ISSUER.

                  Acres Gaming Incorporated

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  750 University Avenue, Suite 230
                  Los Gatos, California 95032

ITEM 2(a)         NAME OF PERSON FILING.

                  Reid S. Walker and G. Stacy Smith

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

                  300 Crescent Court, Suite 880
                  Dallas, Texas 75201

ITEM 2(c)         CITIZENSHIP OR PLACE OF ORGANIZATION.

                  Reid S. Walker and G. Stacy Smith are United States citizens.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $0.01 per share (the "Common Stock").

ITEM 2(3)         CUSIP NUMBER.

                  004936100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

   (a)  [ ]    Broker or dealer registered under section 15 of the Act (15
               U.S.C. 78o).

   (b)  [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).



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   (c)  [ ]    Insurance company as defined in section 3(a)(19) of the Act (15
               U.S.C. 78c).

   (d)  [ ]    Investment company registered under section 8 of the Investment
               Company Act of 1940 (15 U.S.C. 80a-8).

   (e)  [ ]    An investment advisor in accordance with Section
               240.13d-1(b)(1)(ii)(E).

   (f)  [ ]    An employee benefit plan or endowment fund in accordance with
               Section 240.13d-1(b)(1)(ii)(F).

   (g)  [X]    A parent holding company or control person in accordance with
               Section 240.13d-1(b)(1)(ii)(G).

   (h)  [ ]    A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act (12 U.S.C. 1813).

   (i)  [ ]    A church plan that is excluded from the definition of an
               investment company under Section 3(c)(14) of the Investment
               Company Act of 1940 (15 U.S.C. 80a-3).

   (j)  [ ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

ITEM 4            OWNERSHIP.

                  (a) Messrs. Walker and Smith are the beneficial owners of 690,700 shares of Common Stock, which includes (1) 342,200 shares of Common Stock beneficially owned by WS Capital and WS Capital Management for the accounts of WSC Master Fund and Walker Smith International and
                           (2) 348,500 shares of Common Stock beneficially owned by WSV and WSVM for the accounts of Opportunity Master Fund and Opportunity International.

                  (b) Messrs. Walker and Smith are the beneficial owners of 7.2% (determined by dividing 690,700 shares of Common Stock presently beneficially owned by Messrs. Walker and Smith by 9,574,556 shares of Common Stock issued and outstanding as of October 31, 2002, according to the Issuer's Quarterly Report on Form 10-Q filed November 14, 2002) of the outstanding shares of Common Stock.

                  (c) As the principals of WS Capital, Messrs. Walker and Smith may direct the vote and disposition of the 342,200 shares of Common Stock beneficially owned by WS Capital. Messrs. Walker and Smith have shared power to vote and dispose of 348,500 shares of Common Stock beneficially owned by WSV.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Inapplicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Inapplicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Inapplicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable.



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ITEM 10           CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS          EXHIBIT 1

                  Joint Filing Agreement dated February 7, 2003 between Reid S. Walker and G. Stacy Smith.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: February 7, 2003



                                             /s/ REID S. WALKER
                                             -----------------------------------
                                             Reid S. Walker


                                             /s/ G. STACY SMITH
                                             -----------------------------------
                                             G. Stacy Smith


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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

   1                     Joint Filing Agreement dated February 7, 2003 between
                         Reid S. Walker and G. Stacy Smith.







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